Exhibit 8.1

WILLIAM FRY TAX ADVISORS

2 March 2011

The Directors
Greenwich Kahala Aviation Ltd.
Fitzwilliam Hall
Fitzwilliam Place
Dublin 2
Ireland

Re: Greenwich Kahala Aviation Ltd.

Dear Sirs

1.	Capacity and Basis

We have been asked to provide you with an opinion as to Irish tax law and practice of the Irish Revenue Commissioners in connection with the United States Securities and Exchange Commission Form F-1 (Registration Statement under the Securities Act of 1933) prepared by Greenwich Kahala Aviation Ltd. (the “Company”) in respect of its Initial Public Offering of American Depositary Shares representing Common Shares and dated 5 January 2011, as such may be amended or supplemented from time to time (hereinafter the “F-1”).

Our opinion is based on the background and assumptions set out below.

2.	Background and Assumptions

For the purposes of this letter, the following summarises our background facts and assumptions:

2.1	The Company is a company incorporated and registered in Bermuda which it is intended to be tax-resident in Ireland.

2.2	Greenwich Kahala Services, Ltd. (“Irish OpCo”) is a company incorporated and registered in Bermuda which it is intended to be tax-resident in Ireland.

2.3	The Company will issue American Depositary Shares representing Common Shares (“the ADSs”) which will listed on the New York Stock Exchange.

2.4	Irish OpCo will acquire aircraft on lease (or with a view to leasing) to various third parties.

2.5	The Company and Irish OpCo will finance the acquisition of the aircraft interests from the proceeds of its existing equity capital, the proceeds from the ADSs and from the proceeds of other funding as required.

2.6	It is anticipated that the Company and Irish OpCo will be profitable.

2.7	The Company has established or will establish an aircraft leasing operational platform to be based in Ireland which will have in Ireland the appropriate employees and resources needed to purchase and sell aircraft, market and negotiate leases, and manage its portfolio.

2.8	A majority of the directors of the Company participating in each board meeting will be physically present in Ireland. All directors of the Company will use their best efforts to perform all of their duties as directors in Ireland. The board of the Company will conduct its business in meetings.

2.9	A majority of the directors of Irish OpCo participating in each board meeting will be physically present in Ireland. All directors of Irish OpCo will use their best efforts to perform all of their duties as directors in Ireland. The board of Irish OpCo will conduct its business in meetings.

2.10	The investment committee (“Investment Committee”), if any, of the Company will report to the board of directors of Irish OpCo and members of the Investment Committee intend to attend board meetings in Ireland. The responsibility for the conduct of the business of Irish OpCo will reside with its board of directors. Subject to the Company’s board of directors’ instructions, the board will retain full control over decisions regarding the acquisition, lease, sale and refinancing of aircraft and these decisions will be made in Ireland.

2.11	The board of directors of both companies will be provided with relevant board papers in advance of board meetings to allow directors to review documentation before meetings and to enable them to make informed decisions.

2.12	The Initial Public Offering will be of ADSs representing Common Shares which will be evidenced by American Depositary Receipts (“ADRs”).

2.13	The ADRs are instruments which acknowledge (i) that a depositary (or a nominee acting on his behalf) holds the ADSs which are listed on the New York Stock Exchange, and (ii) that the holder of the instrument has rights in or in relation to the ADSs including the right to receive such ADSs from the depositary (or his nominee). The depositary bank will hold the ADSs in trust for or on behalf of holders of ADRs and will maintain a register of ownership of such ADRs.

3.	Opinions

Subject to the background facts and assumptions in paragraph 2 and based on the information and explanations of management that we have received we are of the opinion that the statements in the Registration Statement, the Disclosure Package and the Prospectus (as such terms are defined in the Underwriting Agreement) under the captions “Prospectus summary—Our structure,” Risk factors—Risks Related to Taxation—The Irish tax rate on profits earned in Ireland may increase as a result of Ireland’s current economic condition,” “Risk factors—Risks Related to Taxation—We may become subject to income or other taxes in the jurisdictions in which our aircraft operate, where our lessees are located or where we perform certain services which would adversely affect our business and result in decreased cash available for distributions to shareholders,” “Risk factors—Risks Related to Taxation—The tax rate applicable to us would be higher than we expect if our Irish-tax-resident subsidiary were considered not to be carrying on a trade in Ireland for the purposes of Irish law” and “Material taxation considerations—Material Irish tax considerations,” are true and accurate based on current law and practice and that such statements constitute our opinion.

4.	General

We consent for this opinion letter to be appended as an exhibit to the F-1 and to the reference to our firm under the heading “Legal Matters” in the prospectus included in the F-1. We also consent to the reference to our firm in the prospectus forming a part of the F-1.

We disclaim any obligation to advise you or anyone else of changes of law or fact that occur after the date hereof. This letter is given on the basis that it will be construed in accordance with, and governed in all respects by, the laws of Ireland.

Yours faithfully,

/s/ Martin Phelan
Director
William Fry Tax Advisors Limited